

Mail Stop 4631

January 12, 2018

<u>Via email</u>
Mr. Robert E. Dose
Vice President – Finance, Secretary and Treasurer
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

 Re: **Virco Mfg. Corporation
   Form 10-K
   Filed April 25, 2017
   File No. 1-8777**

Dear Mr. Dose:

 We have reviewed your filing and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this comment, we may have additional comments.

<u>Proxy Statement on Schedule 14A</u>

<u>Director Compensation, page 13</u>

1. Please help us understand the basis for the amounts of stock awards shown in the table on page 14. Disclosure on page 13 indicates that directors are to receive $50,000 in the form of restricted stock each year. It is not clear why the directors in the table appear to have been awarded stock that is fair-valued at other amounts, ranging from $8,333 to $41,667.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction